Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

February 28, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn:	Mr. William H. Thompson

	Re:	Premier Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Response dated January 23, 2018
File No. 0-53824

Dear Mr. Thompson:

On behalf of Premier Holding Corporation (the “Company”) and in response to the comments set forth in your letter dated January 31, 2018, we are writing to supply additional information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2016

Critical Accounting Policies and Estimates

Goodwill, page 23

Comment 1.	We reviewed your response to comment 1 and have the following comments:

•	Please explain why you not did disclose your agreement with Rescom Energy in your Form 10-Qs following the agreement.

•	Please explain what constitutes an “initiation of services” and the correlation it has to actual customer sales.

•	Please explain what consideration your valuation of goodwill and projection of sales have given to the fact the neither AIC or Rescom have initiated any sales and you do not know when sales will occur. We note your projected sales for each month remaining in 2017 related to AIC and Rescom was zero. Tell us when sales for AIC and Rescom were factored into your discounted cash flow analysis to estimate fair value.

United States Securities and Exchange Commission

Division of Corporation Finance

November 20, 2017

•	With regards to your customer projections, please support your projection of 7,122 AIC accounts, 12,000 Rescom customers and the 15% to 20% growth rate utilized in your valuation. Please explain your historical accuracy of projecting customer accounts.

•	Please tell us the discount rate utilized in your discounted cash flow analysis and how you determined the rate was appropriate.

•	We note FERC approval of the AIC acquisition was granted in February 2017 and your disclosure that “After final notifications and filings with regulatory agencies are complete, AIC is expected to begin supplying power immediately to the Company’s customers...” Please explain the accuracy of this statement in-light of the fact that AIC has not supplied power to any customers as of September 30, 2017 and you don’t know when it will begin supplying power to customers. Further, please tell us your consideration of disclosing that AIC’s supply of power to your customers is dependent on your ability to find the proper funding to capitalize AIC or find a strategic partner that you can work with to become your own supplier as stated in your response.

Response 1.	The Company’s response to your comment is addressed as follows:

•	We had not disclosed the agreement with Rescom Energy in our Form 10-Qs because we deemed the agreement and performance thereof speculative because our ability to perform was limited due to material and highly speculative conditions precedent, namely, obtaining adequate funding of the net capital to purchase power. Given our current ability to issue debt or equity securities, we believed that condition precedent to rise above to the level of “significant conditions” such as board approval, and to be, instead, speculative. As a result, we did not consider it a material disclosure until such time all factors were in place, or reasonably foreseeable, to perform under the agreement, and we planned, after we deem the funding reasonably likely to occur, to file the agreement and disclose the terms.

•	“Initiation of services” means that our telemarketing sales teams are trained and ready to sell and solicit business based on our existing sales processes and procedures. This has no correlation to actual sales unless we have the proper funding to pay advanced commissions to TPC for customer acquisitions. Upon such funding and initiation of sales efforts, we continue to believe that the stated projections will be accurate, albeit for the applicable months/time periods following such initiation.

•	In our projections of sales, discounted cash flows and valuation of goodwill as of December 31, 2016, we included the expected contribution of AIC, which, at the time of the projections, was anticipated to be revenues of approximately $600,000 in 2017, approximately $2 million in 2018, and increasing 13% annually thereafter through 2021. Revenue contribution from ResCom was not used in factoring our discounted cash flows and estimating fair value.

United States Securities and Exchange Commission

Division of Corporation Finance

November 20, 2017

•	Our customer projection of 7,122 accounts for AIC and our projection of 12,000 Rescom customers in 2017 is based on our previous 18 months’ sales history and believed that we could sign up 50% of our average sales to our two suppliers, respectively. From previous experience, we have been able to do this as long as the suppliers can pay us the commissions required to be able to pay our agents. We believed these projections, along with our recent revenue growth rates of 66% and 40% during the years ended December 31, 2014 and 2015, respectively, allowed for a 15% to 20% growth rate projection in our valuation.

•	We utilized a discount rate of 24.5% for purposes of our discounted cash flow analysis. This rate was derived through research of a business valuation database for the median rates for the Company’s SIC Code as a whole.

•	The ability of any supplier to supply power is a function of (i) having the approvals from FERC and certain other licenses (which AIC obtained) and (ii) the funds to obtain the net capital required to purchase power in enough quantity and to fund certain expenses such as advanced commissions to sales organizations (such as TPC). So, our expectations for AIC were based on those two fundamental premises, the second of which AIC has yet to obtain. Essentially, the demand is there by way of TPC’s sales process as long as an able supplier can provide the power. Furthermore, we respectfully reiterate our point that obtaining all that is entailed to have a supplier is of great value, although funding is often times the most difficult hurdle to any supplier’s ability, including AIC’s, to buy and sell power and to service customers.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

Scott C. Kline

cc: Premier Holding Corporation